Exhibit 1

Transactions in the Securities of the Issuer in the Past 60 Days

Shares of Common Stock Purchased/(Sold)	Price Per Share ($)[1]	Date of Purchase / Sale

19,000	$1.54	2/4/2026
(10,000)	$2.06	2/10/2026
(90,627)	$2.04	2/11/2026
50,000	$1.32	2/19/2026
40,000	$1.29	2/20/2026
531,000	$1.16	3/17/2026
607,400	$1.35	3/18/2026
450,000	$1.33	3/19/2026
169,472	$1.41	3/20/2026
125,000	$1.40	3/25/2026
25,000	$1.44	3/26/2026
500,000	$1.35	3/27/2026
385,442	$1.25	3/30/2026

1 The prices reported in this column are weighted average prices. The Reporting Person undertakes to provide the Issuer and any security holder of the Issuer, or the staff of the Securities and Exchange Commission, upon request, full information regarding the number of shares purchased (or sold) at each separate price such shares were purchased.